September 10, 2013

VIA EMAIL AND EDGAR

Attn: Ms. Mara L. Ransom, Assistant Director

Mr. Dietrich King, Legal Branch Chief

Ms. Jennifer Lopez, Staff Attorney

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

LopezMolinaJ@SEC.GOV

Re:	Fuelstream Inc.

Withdrawal of Registration Statement on Form S-1

Filed January 23, 2013

File No. 333-186142

Dear Mesdames Ransom and Lopez and Mr. King:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), Fuelstream, Inc. (the “Company”), hereby requests that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-186142), as initially filed with the Securities and Exchange Commission (“Commission”) on January 23, 2013 (“Registration Statement”) be withdrawn, effective immediately. The reason for our report concerns the conversion of certain debentures, the shares underlying which were the subject of the Registration Statement. These debentures have subsequently been converted and resold pursuant to an exemption from registration as provided under Rule 144. The Registration Statement has not been declared effective, and none of the Company’s securities have been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions regarding this request for withdrawal, please contact Kenneth I. Denos of Kenneth I. Denos, P.C. by telephone at (801) 816-2511.

Very truly yours,

/s/ Robert Catala

Chief Executive Officer